Exhibit 99.1

ARIS MINING DELIVERS STRONG 2025 GOLD PRODUCTION ABOVE GUIDANCE
MID-POINT AND OUTLINES ACCELERATING GROWTH INTO 2026

2026 production expected to rise to 300,000–350,000 ounces, driven by
Segovia ramp-up and Marmato expansion

Vancouver, Canada, January 21, 2026 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) reports gold production of 256,503 ounces (oz) for the full year ended December 31, 2025, representing a 22% increase over 2024 production of 210,995 oz, driven by the expanded Segovia mill and above-guidance performance at Marmato. Fourth quarter production of 69,852 oz capped off a year of strong operational execution.

2025 Gold Production Highlights:

•	2025 production of 256,503 oz, exceeding the guidance midpoint (230,000-275,000 oz).
•	H2 2025 production of 143,088 oz, up 26% over H1 2025, reflecting the installation of Segovia’s second ball mill in June 2025.
•	Cash balance of over US$390 million[1] at December 31, 2025, net of the US$60 million cash used for the Q4 2025 acquisition of the remaining 49% interest in Soto Norte.

Neil Woodyer, CEO of Aris Mining, commented “2025 was a pivotal year for Aris Mining. The successful expansion and on-going ramp-up at Segovia drove 26% production growth in the second half of the year, while Marmato delivered steady, above-guidance results as underground development progressed and construction of the new CIP plant and related infrastructure advanced on schedule. Q4 2025 production at Segovia was modestly lower than Q3 due to unscheduled maintenance in November, and normal operations resumed in December. We exited 2025 with strong momentum and a clear growth pipeline as we build a diversified, multi-asset gold producer with the potential to reach one million ounces of annual production, including Toroparu and Soto Norte2.

Looking ahead to 2026, we expect consolidated production of 300,000 to 350,000 oz, supported by continued ramp-up at Segovia and increasing production from Marmato from Q4 2026 onwards, where active mining in the wider porphyry areas is already underway, materially de-risking the project.”

Table 1: Consolidated Group in 2025

Gold Production & Sales	Q4 2025[3]	Q3 2025	Q2 2025	Q1 2025	2025
Segovia (ounces)	63,137	65,549	51,527	47,549	227,762
Marmato (ounces)	6,715	7,687	7,125	7,214	28,741
Total production (ounces)	69,852	73,236	58,652	54,763	256,503
Total sales (ounces)	71,717	73,001	61,024	54,281	260,023

1 Preliminary, unaudited cash balance as of December 31, 2025.

2 Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment and is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. Such production also remains subject to obtaining all necessary permits for both Soto Norte and Toroparu

3 Preliminary, unaudited Q4 2025 production and sales numbers.

Table 2: Segovia – Quarterly Production Data

Operating Information	Q4 2025[3]	Q3 2025	Q2 2025	Q1 2025	2025
Tonnes processed (kt)	201	220	168	167	756
Tonnes per day (tpd)	2,338	2,553	1,976	1,966	2,210
Average gold grade processed (g/t)	10.10	9.87	9.85	9.37	9.82
Recoveries (%)	96.1%	96.1%	96.1%	96.1%	96.1%
Gold produced (ounces)	63,137	65,549	51,527	47,549	227,762
Gold sold (ounces)	64,456	65,580	53,751	47,390	231,177

Table 3: Marmato – Quarterly Production Data

Operating Information	Q4 2025[3]	Q3 2025	Q2 2025	Q1 2025	2025
Tonnes processed (kt)	75	75	73	74	297
Average gold grade processed (g/t)	3.12	3.56	3.35	3.32	3.34
Recoveries (%)	90.8%	89.8%	90.2%	91.7%	90.6%
Gold produced (ounces)	6,715	7,687	7,125	7,214	28,741
Gold sold (ounces)	7,261	7,421	7,273	6,891	28,846

2026 Gold Production and Cost Guidance:

Consolidated Production

•	Aris Mining expects consolidated gold production in 2026 to range between 300,000 and 350,000 oz, with production weighted toward the second half of the year, reflecting higher production at Segovia and the start of production from the new Marmato carbon in pulp (CIP) plant.

Segovia

•	At Segovia, gold production is expected to increase to between 265,000 and 300,000 ounces, up from the 227,762 ounces produced in 2025 and supported by higher output from both owner-operated mining and contract mining partner (CMP) sourced material.

Marmato

•	At Marmato, gold production is expected to increase to between 35,000 and 50,000 ounces, up from the 28,741 ounces produced in 2025 and reflecting a back-end-weighted production profile driven by the commissioning of the CIP plant, with first gold from the CIP plant expected in Q4 2026.
•	Approximately 5,000 ounces are expected to be contributed by CMPs operating in the Narrow Vein Zone. The balance of production will be generated by owner mining, primarily from ore development and stopes in the Bulk Mining Zone initiated in 2025 through existing decline access to the Bulk Mining Zone, materially reducing execution risk. The remaining work is focused on completion and commissioning of the new CIP plant.

•	During most of 2026, owner mining rates are expected to average approximately 900 tpd, reflecting the throughput capacity of the existing flotation plant.
•	Development of the new underground decline to the Bulk Mining Zone is currently 45% complete (770 metres advanced) and is scheduled for completion in Q3 2026 ahead of CIP plant commissioning. The new decline will significantly improve access and haulage efficiency, enabling substantially higher mining rates and lower costs as processing capacity expands. An underground crosscut connecting to the new decline is expected to be complete in Q2 2026 providing additional access to the Bulk Mining Zone and positioning the mine for a smooth production profile increase.
•	The new CIP plant is expected to be commissioned in Q4 2026 and will initially process all mined material. Aris Mining plans to exit 2026 operating the 5,000 tpd design capacity CIP plant at approximately 3,000 tpd. Production is expected to increase through 2027, with throughput increasing to approximately 4,000 tpd by mid-2027 and reaching the full 5,000 tpd design capacity by the end of 2027 when the paste backfill plant is fully commissioned.
•	The Company expects to resume providing cash cost and AISC guidance for Marmato once the CIP plant reaches commercial production.

Table 4: 2026 Production and Cost Guidance4

Operation	Segovia	Marmato	Consolidated
Gold production (koz)	265 - 300	35 - 50	300 - 350
Cash cost[5] (US$/oz) – Owner mining[6]	$1,150 to $1,250	To be provided following CIP plant commercial production
AISC[5] (US$/oz) – Owner mining[6]	$1,700 to $1,800
AISC sales margin – CMPs[7]	35% - 40%

4 2026 cash cost and All in sustaining cost (AISC) forecasts are based on a gold price of US$4,400/oz and USD to Colombian peso exchange rate of 3,800.

5 AISC and cash cost are non-IFRS financial measures and do not have any standardized meaning prescribed under IFRS. Therefore, they may not be comparable to similar measures reported by other issuers. Please refer to the Non-IFRS Measures section of the Company's most recently filed MD&A for the three and nine months ended September 30, 2025, available on SEDAR+ at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission at www.sec.gov for full details and reconciliations. The Non-IFRS Measures section of the MD&A is incorporated by reference into this news release.

6 Cash cost and AISC guidance applies to Segovia owner-mined ounces only.

7 CMPs refers to contract mining partners operating under a mined material purchase agreement at Segovia and Marmato.

About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading South America-focused gold mining company. The Company’s strategy combines current production and cashflow generation with transformational growth driven by expansions of its operating assets, exploration, and development projects. Aris Mining intends to unlock value through scale, diversification and execution. The Company is listed on the TSX (ARIS) and the NYSE-American (ARMN) and is led by an experienced team with a strong track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: Segovia and Marmato, which together produced 256,503 ounces of gold in 2025. With expansions underway, the Company is targeting an annual production rate of 500,000 ounces of gold, driven by the commissioning of a second mill at Segovia, completed in June 2025 and ramping up since, and the construction of the CIP plant at Marmato, with first gold expected in Q4 2026.

Beyond its operating assets, Aris Mining has a development pipeline that supports its longer-term growth outlook to achieve annual production of approximately 1.0 million ounces of gold8. In Guyana, Aris Mining owns the Toroparu gold project, where a Preliminary Economic Assessment was completed in October 2025 and a Prefeasibility Study is in progress, positioning the project to advance toward construction. In Colombia, Aris Mining also owns the high-grade Soto Norte gold project, where a Prefeasibility Study was completed in September 2025 that balances scale and strong economics with industry leading environmental and social design features. Environmental studies are being finalized and on schedule for submission in Q2 2026 to initiate the Soto Norte licensing process.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel	Lillian Chow
Senior Vice President, Capital Markets	Director, Investor Relations & Communications
+1.917.847.0063	info@aris-mining.com

Cautionary Language

Qualified Person

Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by NI 43-101, and has reviewed and approved the technical information contained in this news release.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the expected gold production and final cash holdings for Q4 2025, Q4 2025 production data for Segovia and Marmato, 2026 guidance, timing and operations related to the new CIP plant, the timing for resuming guidance for Marmato, and statements included in the “About Aris Mining” section of this news release relating to the Segovia Operations, Marmato Complex, Soto Norte Project and Toroparu Project are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

8 Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment and is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. Such production also remains subject to obtaining all necessary permits for both Soto Norte and Toroparu.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.